From the Desk of

Larry Pino, Esquire

March 26, 2021

Via Edgar and E-mail

Mr. Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Re:	Tuscan Gardens Senior Living Communities, Inc.

Post Qualification Offering Circular Amendment No. 2

Filed March 10, 2021

File No. 024-10945

Dear Mr. Regan,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Post Qualification Offering Circular Amendment No. 2, filed March 10, 2021 (the “Offering Circular Amendment No. 2”).

The following are the Company’s clarifications to the Offering Statement in response to your letter comments dated March 25, 2021 (the “Commission’s Comments”) and recent conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the revisions made in its Post Qualification Offering Circular Amendment No. 3, dated March 1, 2021 (the “Offering Circular Amendment No. 3”) which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Modifications to the Offering Circular based on the Commission’s Comments and discussions with the Staff

The following modifications have been included in the Offering Circular Amendment No. 3 for the purpose of updating and revising certain information based on the Commission’s Comments in based on its review of the Offering Circular and subsequent discussions with the Staff:

Risk Factors

Material Non-Arm's Length Definitive Agreement entered into with Affiliates of the Company after the Offering had become Stale., page 17

1.	We note your response to prior comment 1 and the revised disclosure that you were unaware of the requirement to refile an updated Offering Circular, "which resulted in the Offering becoming 'stale' as of November 24, 2020." Please advise us why you believe the issuance in December 2020 was exempt under Regulation A given the failure to comply with Rule 252(f)(2)(i).

The Company believed the issuance in December 2020 was exempt under Regulation A since, at the time of the issuance in December 2020, it:

1)	Was unaware of the need to file a fully updated offering statement on form 1-A on an annual basis;

2)	Filed all changes that would have been disclosed in such a filing on form 1-A on a timely basis on forms 253(g)(2), 1-SA, 1-K, and 1-U;

3)	Only learned, at a time well after the December 2020 issuance, of the need to file a fully updated offering statement on an annual basis when it was brought to the Company’s attention in January 2021 by Sutter Securities Clearing, LLC, its Managing Broker-Dealer (the “MBD”), after the Company had submitted a Subscription Agreement to the MBD for review;

4)	Immediately proceeded upon learning of the filing requirement from the MBD, to file a form 1-A POS which was submitted to the Commission on January 22, 2021 to satisfy the filing requirement; and

5)	Updated and filed an updated Offering Circular Amendment No. 2 on March 10, 2021 in response to the Commission’s comments of February 18, 2021.

Please also advise us of the dates, proceeds and exemptions claimed for the various issuances of Preferred Multi-Class Units of Membership Interest identified in Item 6 of Part I.

The proceeds for the following issuances of Preferred Multi-Class Units of Membership Interest identified in Item 6 of Part I disclose total proceeds for the period commencing March 1, 2020 through to February 29, 2021, being all “Unregistered Securities Issued or Sold Within One Year” by the following issuer affiliates:

Issuer Affiliate		Filing Date	Amount Sold
1	Tuscan Gardens Senior Living Fund, LLC	2017-11-13	431,187.70
2	Tuscan Gardens Growth & Income Fund, LLC	2016-09-29	50,000.00
3	Tuscan Gardens Alternative Income Fund II, LLC	2016-09-29	850,000.00
4	Fidelis Senior Living Fund, LLC	2019-11-07	675,000.00
5	The Heritage at Forest Acres Mezzanine Debt Fund, LLC	2019-11-05	500,000.00
6	The Villas at Tuscan Gardens of Palm Coast Mezzanine Debt Fund, LLC	2020-05-11	2,000,000.00
7	The Villas at Tuscan Gardens of Palm Coast Mezzanine Debt Fund II, LLC	2020-08-13	310,000.00
Total			$4,816,187.70

As indicated in Item 6 of Part I the foregoing affiliate issuers all relied upon exemption from registration under Rule 506 of Regulation D, and filed Notice of Exempt Offering of Securities with the Commission on the above-referenced filing dates.

2.	We note your revised disclosure in response to prior comment 3. Please provide us with further information regarding the transaction with Tuscan Gardens Intermediate Fund, Inc., including the number and nature of shareholders who received preferred shares in December 2020 and the information provided to such shareholders. Please file the master definitive agreement as an exhibit. We may have further comment.

On December 31, 2020, the Company entered into a definitive Agreement and Plan of Merger (the “Agreement”) with an affiliated entity, Tuscan Gardens Intermediate Fund, Inc. (the “Fund”) whereas the Company agreed to merge with the Fund by issuing 9,991 Class A non-voting preferred shares ($1,000 par value) for an aggregate consideration of $9,991,000 (the “Exchange Amount”) to the shareholders of the Fund (the “Fund Shareholders”) in exchange for their preferred stock interests in the Fund (the “Fund Preferred Shares”).

The Agreement involved no outside investors, was not a result of arm’s-length negotiations, and all parties were under the common control of Tuscan Gardens Management Corporation, which serves as Manager for i) each of the Fund Shareholders, and ii) Tuscan Gardens Capital Partners, LLC, the Company’s sole common shareholder. Due to the non-arm’s length nature of the transaction, no offering materials or information was provided to the Fund Shareholders.

The following affiliated Fund Shareholders received Preferred Shares equal to the Exchange Amount on a 1:1 basis under the Agreement in consideration for their 9,991 Preferred Shares in the Fund:

Investor	Name of Fund Shareholder	Number of Preferred Shares	Initial Fund Preferred Ownership %
1	The Fidelis Senior Living Fund, LLC	323	3.2280%
2	Sims-Frost Capital Partners, LLC	1,325	13.2611%
3	Tuscan Gardens Alternative Income Fund, LLC	1,541	15.4280%
4	Tuscan Gardens Alternative Income Fund II, LLC	128	1.2762%
5	Tuscan Gardens Growth & Income Fund, LLC	893	8.9358%
6	Tuscan Gardens Income Fund, LLC	2,227	22.2906%
7	Tuscan Gardens Income Fund II, LLC	1,367	13.6842%
8	Tuscan Gardens Income Fund III, LLC	301	3.0153%
9	Tuscan Gardens Real Estate Fund, LLC	466	4.6673%
10	Tuscan Gardens Senior Living Fund, LLC	1,420	14.2137%
TOTAL		9,991	100.00%

The merger has been disclosed in the Company’s annual audited financial statement and unqualified INDEPENDENT AUDITOR’S REPORT dated March 23, 2021 as filed with the Commission on March 26, 2021 on form 1-K.

The Agreement has been included as Exhibit 6(a)(iii) to Offering Circular Amendment No. 3.

Exhibits

3.	Refer to prior comment 3. Please provide a legal opinion which meets the requirements of Exhibit 12 of Form 1-A indicating whether the securities will when sold, be legally issued, fully paid and non-assessable.

A revised legal opinion, incorporated as Exhibit 12 to Offering Circular Amendment No. 3, has been expanded to indicate that “the Company’s Preferred Shares, if and when sold under the terms of the Offering, will when sold, be legally issued, fully paid and non-assessable”.

Other Modifications to the Offering Statement Disclosures based on discussions with the Staff

The following modifications have been included in Offering Circular Amendment No. 3. for the purpose of updating and revising certain other information:

As indicated in the Company’s March 10, 2021 letter to the Commission submitted along with Offering Circular Amendment No. 2, the Company’s independent registered public accounting firm, Grennan Fender Hess & Poparad LLP was finalizing the Company’s audited financial statements as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and December 31, 2019 (“Audited Financial Statements”) at the time.

As the Audited Financial Statements have now been completed and provided to the Company on March 23, 2021, we have included them in them in Part F/S of Offering Circular Amendment No. 3 along with the following revised exhibit:

i)       Exhibit 11(ii)      -           Consent to use Audit Opinion

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC